Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Second Quarter 2025 Unaudited Financial Results

Hangzhou, China, August 14, 2025 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Net revenues were RMB27.9 billion (US$3.9 billion), an increase of 9.4% compared with the same quarter of 2024.

•	Games and related value-added services net revenues were RMB22.8 billion (US$3.2 billion), an increase of 13.7% compared with the same quarter of 2024.

•	Youdao net revenues were RMB1.4 billion (US$197.9 million), an increase of 7.2% compared with the same quarter of 2024.

•	NetEase Cloud Music net revenues were RMB2.0 billion (US$274.8 million), a decrease of 3.5% compared with the same quarter of 2024.

•	Innovative businesses and others net revenues were RMB1.7 billion (US$237.2 million), a decrease of 17.8% compared with the same quarter of 2024.

•	Gross profit was RMB18.1 billion (US$2.5 billion), an increase of 12.5% compared with the same quarter of 2024.

•	Total operating expenses were RMB9.0 billion (US$1.3 billion), a decrease of 0.6% compared with the same quarter of 2024.

•	Net income attributable to the Company’s shareholders was RMB8.6 billion (US$1.2 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB9.5 billion (US$1.3 billion).[1]

•	Basic net income per share was US$0.38 (US$1.88 per ADS). Non-GAAP basic net income per share was US$0.42 (US$2.09 per ADS).[1]

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

Second Quarter 2025 and Recent Operational Highlights

•	Extended global traction with new launches across regions:

•	FragPunk ranked No. 2 on PlayStation’s North America free-to-play download chart in May, following its April 29 global launch on Xbox Series X|S and PlayStation 5.

•	Dunk City Dynasty gained substantial momentum with its May 22 global launch, topping iOS download charts in multiple regions and reaching No. 2 in the U.S.

•	MARVEL Mystic Mayhem’s June 25 launch propelled the game to No. 1 on iOS download charts across multiple regions and No. 2 in the U.S.

•	Sustained player momentum and operating strength across established franchises:

•	Sword of Justice (previously Justice mobile game) hit No. 3 on China’s iOS top-grossing chart shortly after its second anniversary update on June 30.

•	Once Human reached No. 4 on Steam’s global top sellers chart following its anniversary update on July 3.

•	Identity V ranked No. 6 on the iOS top-grossing chart in China following its seasonal update on July 10.

•	Naraka: Bladepoint mobile game celebrated its first anniversary with the launch of a new version on July 10, propelling it to No. 6 on China’s iOS top-grossing chart.

•	Eggy Party reached No. 5 on China’s iOS top-grossing chart on July 11 after a series of third-anniversary events.

•	Marvel Rivals ranked No. 2 on Steam’s global top-sellers chart and No. 1 in the U.S with its Summer Party Event unveiled on July 17.

•	Fantasy Westward Journey Online reached a new all-time high with over 2.93 million peak concurrent players in August.

•	Further captivated players in China with Blizzard titles. Hearthstone ranked No. 5 on China’s iOS top-grossing chart on July 9, fueled by the launch of The Lost City of Un’Goro expansion pack, while World of Warcraft’s 20th anniversary celebration in China sparked strong community engagement with the announcement of a new China-exclusive server set to launch in November.

•	Enriched global pipeline with exciting new titles underway, including NetEase’s original ocean adventure RPG Sea of Remnants and story-driven action-adventure game Blood Message, along with plans to bring Sword of Justice and Where Winds Meet to the global market.

“In the second quarter, we grew our player community with thrilling new content that reinforces our position as a creator of high-impact, genre-defining games,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “At the core of our expansion is product innovation, disciplined execution and deep community engagement, all capabilities we have honed over many years and powered by our strong technological foundation. We will continue to push the boundaries of player experiences, scaling original IP to build lasting franchises and growing alongside our collaborative global partners.

“Beyond games, we remain focused on innovation, refining our products and content to deliver long-term value for our users, partners and shareholders,” Mr. Ding concluded.

Second Quarter 2025 Financial Results

Net Revenues

Net revenues for the second quarter of 2025 were RMB27.9 billion (US$3.9 billion), compared with RMB28.8 billion and RMB25.5 billion for the preceding quarter and the same quarter of 2024, respectively.

Net revenues from games and related value-added services were RMB22.8 billion (US$3.2 billion) for the second quarter of 2025, compared with RMB24.0 billion and RMB20.1 billion for the preceding quarter and the same quarter of 2024, respectively. Net revenues from the operation of online games accounted for approximately 97.1% of the segment’s net revenues for the second quarter of 2025, compared with 97.5% and 96.1% for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter decrease in online games net revenues was due to certain self-developed and licensed games. The year-over-year increase was attributable to higher net revenues from Identity V, our newly launched games Where Winds Meet and Marvel Rivals and certain licensed games.

Net revenues from Youdao were RMB1.4 billion (US$197.9 million) for the second quarter of 2025, compared with RMB1.3 billion each for the preceding quarter and the same quarter of 2024. Net revenues from its online marketing services and learning services increased quarter-over-quarter and year-over-year, while net revenues from its smart devices decreased quarter-over-quarter and year-over-year.

Net revenues from NetEase Cloud Music were RMB2.0 billion (US$274.8 million) for the second quarter of 2025, compared with RMB1.9 billion and RMB2.0 billion for the preceding quarter and the same quarter of 2024, respectively. Net revenues from its online music services increased both quarter-over-quarter and year-over-year, while net revenues from its social entertainment services and others increased quarter-over-quarter but decreased year-over-year.

Net revenues from innovative businesses and others were RMB1.7 billion (US$237.2 million) for the second quarter of 2025, compared with RMB1.6 billion and RMB2.1 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter increase was led by increased net revenues from Yanxuan. The year-over-year decrease was due to decreased net revenues from Yanxuan, advertising services and certain other businesses in this segment.

Cost of Revenues

Cost of revenues for the second quarter of 2025 was RMB9.8 billion (US$1.4 billion), compared with RMB10.3 billion and RMB9.4 billion for the preceding quarter and the same quarter of 2024, respectively, with revenue sharing costs related to platforms and royalties for licensed games decreasing quarter-over-quarter, while royalties for licensed games increased year-over-year.

Gross Profit

Gross profit for the second quarter of 2025 was RMB18.1 billion (US$2.5 billion), compared with RMB18.5 billion and RMB16.0 billion for the preceding quarter and the same quarter of 2024, respectively.

Operating Expenses

Total operating expenses for the second quarter of 2025 were RMB9.0 billion (US$1.3 billion), compared with RMB8.0 billion and RMB9.0 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter increase was primarily due to increased marketing expenditures related to games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income, interest income, net exchange losses/(gains) and others. The quarter-over-quarter decrease was mainly due to fair value changes of equity security investments, and the year-over-year increase was primarily due to net exchange gains in the second quarter of 2025, compared with net exchange losses recorded in the same quarter of 2024.

Income Tax

The Company recorded a net income tax charge of RMB1.6 billion (US$217.9 million) for the second quarter of 2025, compared with RMB1.9 billion and RMB1.3 billion for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate for the second quarter of 2025 was 14.7%, compared with 15.3% and 16.0% for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB8.6 billion (US$1.2 billion) for the second quarter of 2025, compared with RMB10.3 billion and RMB6.8 billion for the preceding quarter and the same quarter of 2024, respectively.

Basic net income was US$0.38 per share (US$1.88 per ADS) for the second quarter of 2025, compared with US$0.45 per share (US$2.27 per ADS) and US$0.29 per share (US$1.47 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB9.5 billion (US$1.3 billion) for the second quarter of 2025, compared with RMB11.2 billion and RMB7.8 billion for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP basic net income was US$0.42 per share (US$2.09 per ADS) for the second quarter of 2025, compared with US$0.49 per share (US$2.47 per ADS) and US$0.34 per share (US$1.70 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Other Financial Information

As of June 30, 2025, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB142.1 billion (US$19.8 billion), compared with RMB131.5 billion as of December 31, 2024. Net cash provided by operating activities was RMB10.9 billion (US$1.5 billion) for the second quarter of 2025, compared with RMB12.1 billion and RMB6.5 billion for the preceding quarter and the second quarter of 2024, respectively.

Quarterly Dividend

The board of directors approved a dividend of US$0.1140 per share (US$0.5700 per ADS) for the second quarter of 2025 to holders of ordinary shares and holders of ADSs as of the close of business on August 28, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on August 28, 2025 (Beijing/Hong Kong Time). The payment date is expected to be September 8, 2025 for holders of ordinary shares and on or around September 11, 2025, for holders of ADSs.

NetEase paid a dividend of US$0.1350 per share (US$0.6750 per ADS) for the first quarter of 2025 in June 2025.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023, and will be in effect for a period not to exceed 36 months from such date. As of June 30, 2025, approximately 22.1 million ADSs had been repurchased under this program for a total cost of US$2.0 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 8:00 a.m. Eastern Time on Thursday, August 14, 2025 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, August 14, 2025). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10049137, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10049137. The replay will be available through August 21, 2025.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest-running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning and advertising solutions provider, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulation environment in the markets where NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	51,383,310	54,430,728	7,598,237
Time deposits	75,441,355	75,277,705	10,508,362
Restricted cash	3,086,405	3,731,100	520,841
Accounts receivable, net	5,669,027	5,776,412	806,356
Inventories	571,548	591,756	82,606
Prepayments and other current assets, net	6,416,868	6,161,982	860,179
Short-term investments	10,756,143	16,980,429	2,370,376
Total current assets	153,324,656	162,950,112	22,746,957

Non-current assets:
Property, equipment and software, net	8,520,101	8,447,022	1,179,159
Land use rights, net	4,172,465	4,111,093	573,886
Deferred tax assets	1,113,435	2,190,156	305,734
Time deposits	3,025,000	2,935,000	409,710
Restricted cash	5,208	5,266	735
Other long-term assets	25,830,685	27,860,004	3,889,107
Total non-current assets	42,666,894	45,548,541	6,358,331
Total assets	195,991,550	208,498,653	29,105,288

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	720,549	695,414	97,076
Salary and welfare payables	4,683,009	3,560,061	496,965
Taxes payable	2,759,185	3,796,135	529,920
Short-term loans	11,805,051	11,276,303	1,574,111
Contract liabilities	15,299,222	16,966,562	2,368,441
Accrued liabilities and other payables	14,400,641	14,157,432	1,976,301
Total current liabilities	49,667,657	50,451,907	7,042,814

Non-current liabilities:
Deferred tax liabilities	2,173,117	2,724,485	380,323
Long-term loans	427,997	-	-
Other long-term liabilities	1,228,641	1,218,109	170,041
Total non-current liabilities	3,829,755	3,942,594	550,364
Total liabilities	53,497,412	54,394,501	7,593,178

Redeemable noncontrolling interests	84,272	87,741	12,248

NetEase, Inc.’s shareholders’ equity	138,685,606	149,587,316	20,881,584
Noncontrolling interests	3,724,260	4,429,095	618,278
Total equity	142,409,866	154,016,411	21,499,862

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	195,991,550	208,498,653	29,105,288

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	25,485,805	28,828,545	27,891,664	3,893,526	52,337,546	56,720,209	7,917,836
Cost of revenues	(9,443,587)	(10,349,139)	(9,839,182)	(1,373,497)	(19,279,408)	(20,188,321)	(2,818,181)
Gross profit	16,042,218	18,479,406	18,052,482	2,520,029	33,058,138	36,531,888	5,099,655

Operating expenses:
Selling and marketing expenses	(3,501,737)	(2,695,597)	(3,578,174)	(499,494)	(7,523,941)	(6,273,771)	(875,785)
General and administrative expenses	(1,091,441)	(956,337)	(1,056,578)	(147,493)	(2,287,916)	(2,012,915)	(280,992)
Research and development expenses	(4,455,717)	(4,386,313)	(4,356,646)	(608,164)	(8,630,475)	(8,742,959)	(1,220,470)
Total operating expenses	(9,048,895)	(8,038,247)	(8,991,398)	(1,255,151)	(18,442,332)	(17,029,645)	(2,377,247)
Operating profit	6,993,323	10,441,159	9,061,084	1,264,878	14,615,806	19,502,243	2,722,408

Other income/(expenses):
Investment income, net	103,674	692,751	328,444	45,849	282,965	1,021,195	142,553
Interest income, net	1,186,219	1,060,886	953,490	133,102	2,463,816	2,014,376	281,196
Exchange (losses)/gains, net	(239,375)	1,803	114,037	15,919	(224,364)	115,840	16,171
Other, net	85,694	255,315	192,167	26,825	279,582	447,482	62,466
Income before tax	8,129,535	12,451,914	10,649,222	1,486,573	17,417,805	23,101,136	3,224,794
Income tax	(1,300,939)	(1,905,143)	(1,560,757)	(217,873)	(2,786,849)	(3,465,900)	(483,821)
Net income	6,828,596	10,546,771	9,088,465	1,268,700	14,630,956	19,635,236	2,740,973

Accretion of redeemable noncontrolling interests	(960)	(1,049)	(1,051)	(147)	(1,918)	(2,100)	(293)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(68,887)	(244,565)	(486,404)	(67,899)	(236,343)	(730,969)	(102,039)
Net income attributable to the Company’s shareholders	6,758,749	10,301,157	8,601,010	1,200,654	14,392,695	18,902,167	2,638,641

Net income per share *
Basic	2.10	3.25	2.70	0.38	4.48	5.94	0.83
Diluted	2.08	3.21	2.67	0.37	4.43	5.88	0.82

Net income per ADS *
Basic	10.50	16.23	13.49	1.88	22.39	29.71	4.15
Diluted	10.42	16.06	13.36	1.87	22.17	29.41	4.11

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,217,699	3,173,899	3,188,634	3,188,634	3,214,682	3,181,307	3,181,307
Diluted	3,243,056	3,206,362	3,214,681	3,214,681	3,246,254	3,210,563	3,210,563

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	6,828,596	10,546,771	9,088,465	1,268,700	14,630,956	19,635,236	2,740,973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	631,957	480,761	428,427	59,806	1,199,880	909,188	126,918
Fair value changes of equity security and other investments	(7,887)	(558,499)	55,715	7,778	(376,145)	(502,784)	(70,186)
Impairment losses on investments	210,741	89,071	161,463	22,539	339,158	250,534	34,973
Fair value changes of short-term investments	(128,295)	(201,609)	(344,604)	(48,105)	(189,105)	(546,213)	(76,248)
Share-based compensation cost	1,079,056	951,872	946,395	132,112	1,973,356	1,898,267	264,988
Allowance for expected credit losses	9,281	16,771	153,179	21,383	20,881	169,950	23,724
(Gains)/losses on disposal of property, equipment and software	(326)	20,293	(30,920)	(4,316)	1,806	(10,627)	(1,484)
Unrealized exchange gains	(209,311)	(28,453)	(165,662)	(23,126)	(226,820)	(194,115)	(27,097)
(Gains)/losses on disposal of long-term investments, business and subsidiaries	(141,114)	11,675	(141,078)	(19,694)	(154,601)	(129,403)	(18,064)
Deferred income taxes	(1,280,076)	328,272	(853,764)	(119,181)	(795,022)	(525,492)	(73,356)
Share of results on equity method investees	39,200	(18,668)	13,479	1,882	203,471	(5,189)	(724)
Changes in operating assets and liabilities:
Accounts receivable	1,410,478	(1,088,960)	953,295	133,075	51,767	(135,665)	(18,938)
Inventories	29,552	53,773	(73,944)	(10,322)	120,930	(20,171)	(2,816)
Prepayments and other assets	530,856	(295,178)	583,484	81,451	856,996	288,306	40,246
Accounts payable	(126,862)	(148,076)	119,644	16,702	(133,863)	(28,432)	(3,969)
Salary and welfare payables	879,058	(2,085,111)	920,662	128,520	(1,299,550)	(1,164,449)	(162,551)
Taxes payable	(1,462,700)	1,796,123	(764,372)	(106,702)	(190,878)	1,031,751	144,027
Contract liabilities	(1,270,324)	2,526,198	(718,719)	(100,329)	303,762	1,807,479	252,314
Accrued liabilities and other payables	(490,048)	(290,374)	530,718	74,085	(247,978)	240,344	33,551
Net cash provided by operating activities	6,531,832	12,106,652	10,861,863	1,516,258	16,089,001	22,968,515	3,206,281

Cash flows from investing activities:
Purchase of property, equipment and software	(168,880)	(454,071)	(189,842)	(26,501)	(583,898)	(643,913)	(89,887)
Proceeds from sale of property, equipment and software	660	1,336	21,499	3,001	4,166	22,835	3,188
Purchase of intangible assets, content and licensed copyrights	(399,533)	(298,771)	(313,349)	(43,742)	(588,354)	(612,120)	(85,449)
Net changes of short-term investments with terms of three months or less	(8,194,289)	(6,138,556)	776,428	108,385	(5,792,640)	(5,362,128)	(748,524)
Purchase of short-term investments with terms over three months	-	(2,970,000)	(5,800,000)	(809,649)	-	(8,770,000)	(1,224,245)
Proceeds from maturities of short-term investments with terms over three months	-	2,708,601	5,745,454	802,034	-	8,454,055	1,180,141
Investment in long-term investments and acquisition of subsidiaries	(193,450)	(90,966)	(2,741,641)	(382,718)	(675,254)	(2,832,607)	(395,417)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	840,649	77,428	784,855	109,562	926,105	862,283	120,370
Placement/rollover of matured time deposits	(61,775,606)	(49,601,807)	(27,980,605)	(3,905,942)	(96,334,442)	(77,582,412)	(10,830,087)
Proceeds from maturities of time deposits	55,211,839	43,926,482	33,617,510	4,692,823	101,260,221	77,543,992	10,824,724
Change in other long-term assets	(172,543)	(678)	(27,367)	(3,820)	(207,168)	(28,045)	(3,915)
Net cash (used in)/provided by investing activities	(14,851,153)	(12,841,002)	3,892,942	543,433	(1,991,264)	(8,948,060)	(1,249,101)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(2,085,053)	(2,254,415)	2,017,570	281,642	(2,484,779)	(236,845)	(33,062)
Proceeds of loans with terms over three months	1,069,020	2,747,550	1,231,000	171,841	8,067,270	3,978,550	555,384
Payment of loans with terms over three months	(10,681,827)	(2,935,677)	(1,804,730)	(251,930)	(11,638,827)	(4,740,407)	(661,735)
Net amounts received related to capital contribution from of noncontrolling interests shareholders	50,572	42,517	42,400	5,919	92,786	84,917	11,854
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(2,007,030)	(303,601)	(355,563)	(49,635)	(3,240,810)	(659,164)	(92,016)
Dividends paid to NetEase’s shareholders	(2,264,799)	(5,584,532)	(3,082,122)	(430,248)	(7,209,815)	(8,666,654)	(1,209,818)
Net cash used in financing activities	(15,919,117)	(8,288,158)	(1,951,445)	(272,411)	(16,414,175)	(10,239,603)	(1,429,393)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	8,234	(56,932)	(31,749)	(4,432)	(34,904)	(88,681)	(12,380)
Net(decrease)/ increase in cash, cash equivalents and restricted cash	(24,230,204)	(9,079,440)	12,771,611	1,782,848	(2,351,342)	3,692,171	515,407
Cash, cash equivalents and restricted cash, at the beginning of the period	46,085,520	54,474,923	45,395,483	6,336,965	24,206,658	54,474,923	7,604,406
Cash, cash equivalents and restricted cash, at end of the period	21,855,316	45,395,483	58,167,094	8,119,813	21,855,316	58,167,094	8,119,813

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	2,848,493	1,206,555	2,184,556	304,952	4,031,204	3,391,111	473,381
Cash paid for interest expenses	152,943	97,424	64,366	8,985	299,398	161,790	22,585

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	20,055,819	24,048,007	22,806,459	3,183,659	41,516,197	46,854,466	6,540,631
Youdao	1,321,721	1,298,262	1,417,541	197,881	2,713,580	2,715,803	379,111
NetEase Cloud Music	2,040,952	1,858,388	1,968,729	274,824	4,070,493	3,827,117	534,245
Innovative businesses and others	2,067,313	1,623,888	1,698,935	237,162	4,037,276	3,322,823	463,849
Total net revenues	25,485,805	28,828,545	27,891,664	3,893,526	52,337,546	56,720,209	7,917,836

Cost of revenues:
Games and related value-added services	(6,008,604)	(7,495,262)	(6,792,240)	(948,161)	(12,563,915)	(14,287,502)	(1,994,458)
Youdao	(684,942)	(684,035)	(808,181)	(112,817)	(1,395,298)	(1,492,216)	(208,305)
NetEase Cloud Music	(1,385,756)	(1,175,777)	(1,258,855)	(175,729)	(2,644,762)	(2,434,632)	(339,862)
Innovative businesses and others	(1,364,285)	(994,065)	(979,906)	(136,790)	(2,675,433)	(1,973,971)	(275,556)
Total cost of revenues	(9,443,587)	(10,349,139)	(9,839,182)	(1,373,497)	(19,279,408)	(20,188,321)	(2,818,181)

Gross profit:
Games and related value-added services	14,047,215	16,552,745	16,014,219	2,235,498	28,952,282	32,566,964	4,546,173
Youdao	636,779	614,227	609,360	85,064	1,318,282	1,223,587	170,806
NetEase Cloud Music	655,196	682,611	709,874	99,095	1,425,731	1,392,485	194,383
Innovative businesses and others	703,028	629,823	719,029	100,372	1,361,843	1,348,852	188,293
Total gross profit	16,042,218	18,479,406	18,052,482	2,520,029	33,058,138	36,531,888	5,099,655

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.1636 on the last trading day of June 2025 (June 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2025, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	319,949	233,711	291,326	40,668	574,884	525,037	73,292
Operating expenses
Selling and marketing expenses	42,865	32,578	37,300	5,207	60,734	69,878	9,755
General and administrative expenses	286,350	261,259	207,202	28,924	575,986	468,461	65,395
Research and development expenses	429,892	424,324	410,567	57,313	761,752	834,891	116,546

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	6,758,749	10,301,157	8,601,010	1,200,654	14,392,695	18,902,167	2,638,641
Add: Share-based compensation	1,059,939	935,570	930,921	129,952	1,936,837	1,866,491	260,552
Non-GAAP net income attributable to the Company’s shareholders	7,818,688	11,236,727	9,531,931	1,330,606	16,329,532	20,768,658	2,899,193

Non-GAAP net income per share *
Basic	2.43	3.54	2.99	0.42	5.08	6.53	0.91
Diluted	2.41	3.50	2.96	0.41	5.03	6.46	0.90

Non-GAAP net income per ADS *
Basic	12.15	17.70	14.95	2.09	25.40	32.64	4.56
Diluted	12.05	17.51	14.81	2.07	25.15	32.32	4.51

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

Note 5: Reconciliation between U.S. GAAP and IFRS Accounting Standards

The unaudited condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the unaudited condensed consolidated financial information prepared under U.S. GAAP and IFRS Accounting Standards (“Reconciliation Statement”) are as follows in RMB (in thousands).

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

Reconciliation of unaudited condensed consolidated statements of income (Extract):

		For the Six Months Ended June 30, 2024
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Fair value changes of redeemable noncontrolling interests	-	-	(571)	(571)
Investment income, net	282,965	(108,548)	-	174,417
Income before tax	17,417,805	(108,548)	(571)	17,308,686
Income tax	(2,786,849)	7,127	-	(2,779,722)
Net income	14,630,956	(101,421)	(571)	14,528,964
Accretion of redeemable noncontrolling interests	(1,918)	-	1,918	-
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(236,343)	-	571	(235,772)
Net income attributable to the Company’s shareholders	14,392,695	(101,421)	1,918	14,293,192

		For the Six Months Ended June 30, 2025
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Investment income, net	1,021,195	(167,094)	-	854,101
Income before tax	23,101,136	(167,094)	-	22,934,042
Income tax	(3,465,900)	7,924	-	(3,457,976)
Net income	19,635,236	(159,170)	-	19,476,066
Accretion of redeemable noncontrolling interests	(2,100)	-	2,100	-
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(730,969)	-	-	(730,969)
Net income attributable to the Company’s shareholders	18,902,167	(159,170)	2,100	18,745,097

Reconciliation of unaudited condensed consolidated balance sheets (Extract):

		As of December 31, 2024
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Other long-term assets	25,830,685	(13,800,189)	-	12,030,496
Financial assets at fair value through profit or loss	-	15,682,924	-	15,682,924
Total Assets	195,991,550	1,882,735	-	197,874,285
Deferred tax liabilities	2,173,117	26,600	-	2,199,717
Total Liabilities	53,497,412	26,600	-	53,524,012
Redeemable noncontrolling interests	84,272	-	(84,272)	-
Total equity	142,409,866	1,856,135	84,272	144,350,273
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	195,991,550	1,882,735	-	197,874,285

		As of June 30, 2025
	Amounts as reported under U.S. GAAP	Investments measured at fair value (Note (a))	Redeemable noncontrolling interests (Note (b))	Amounts as reported under IFRS Accounting Standards
Other long-term assets	27,860,004	(15,990,681)	-	11,869,323
Financial assets at fair value through profit or loss	-	17,706,322	-	17,706,322
Total Assets	208,498,653	1,715,641	-	210,214,294
Deferred tax liabilities	2,724,485	18,676	-	2,743,161
Total Liabilities	54,394,501	18,676	-	54,413,177
Redeemable noncontrolling interests	87,741	-	(87,741)	-
Total equity	154,016,411	1,696,965	87,741	155,801,117
Total liabilities, redeemable noncontrolling interests and shareholders' equity	208,498,653	1,715,641	-	210,214,294

Notes:

Basis of Preparation

The Company is responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Company’s unaudited condensed consolidated financial information for the six months ended June 30, 2025 prepared under U.S. GAAP, with material adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRS Accounting Standards. The adjustments reflect the material differences between the Company’s accounting policies under U.S. GAAP and IFRS Accounting Standards.

Note a. Investments measured at fair value

Under U.S. GAAP, NetEase applied the measurement alternative to record the investments in equity securities (including preferred shares and ordinary shares without significant influence) without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes recognized in the consolidated income statements.

Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Note b. Redeemable noncontrolling interests

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this “in-between” category is to indicate that a security whose redemption is outside the control of the issuer may not be classified as a permanent part of equity. NetEase classified the redeemable preferred shares issued by certain subsidiaries as redeemable noncontrolling interests in the condensed consolidated balance sheets and recorded them initially at fair value, net of issuance costs. NetEase recognized accretion to the respective redemption value of the redeemable preferred shares over the period starting from issuance date to the earliest redemption date.

Under IFRS Accounting Standards, there is no concept of mezzanine or temporary equity classification. NetEase designated the redeemable preferred shares as financial liabilities at fair value through profit or loss which are measured at fair value. Subsequent to initial recognition, the amounts of changes in fair value that were attributed to changes in credit risk of the issuer were recognized in other comprehensive income, and the remaining amounts of changes in fair value were recognized in the profit or loss.